SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. ____)*
Canterbury Consulting Group, Inc.
(Name of Issuer)
COMMON STOCK, .001 PAR VALUE
(Title of Class of Securities)
138108 40-2
(CUSIP Number)
Stanton M. Pikus 352 Stokes Road, Suite 200, Medford, NJ 08055 (609) 953-0044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 2

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stanton M. Pikus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United State of America
NUMBER OF SHARES	7	SOLE VOTING POWER 339,024
BENEFICIALLY	8	SHARED VOTING POWER 95
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 339,024
PERSON WITH	10	SHARED DISPOSITIVE POWER 95
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,119
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jean Z. Pikus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 78,738
BENEFICIALLY	8	SHARED VOTING POWER 95
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 78,738
PERSON WITH	10	SHARED DISPOSITIVE POWER 95
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,833
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Matthew Zane Pikus Trust, Jack Uris, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES	7	SOLE VOTING POWER 10,286
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 10,286
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,286
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* OO (Trust)

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin J. McAndrew
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 233,071
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 233,071
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,071
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Louis Kassen IRA, Louis Kassen Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 102,400
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 102,400
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Zwerlein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 103,271
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 103,271
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,271
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marlene LaMont Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 188,523
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 188,523
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,523
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan Manin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 143,082
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 143,082
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aaron Alter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 168,922
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 168,922
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank A. Cappiello Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 167,740
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 167,740
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,740
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Molinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 100,000
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 100,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patricia Ann Bednarik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 4,286
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 4,286
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,286
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DANIEL KENYON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MATHEWS & ASSOCIATES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* CO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES	7	SOLE VOTING POWER 100,000
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 100,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS

CUSIP No. 138108 40 2		SCHEDULE 13D	Page 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 24
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 24
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

SCHEDULE 13D

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, .001 par value (the “Common Stock”), of Canterbury Consulting Group, Inc., a Pennsylvania corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 352 Stokes Road, Suite 200, Medford, NJ  08055.

Item 2.

Identity and Background

Stanton M. Pikus

(A)

Stanton M. Pikus

(B)

The business address of S. Pikus is 352 Stokes Road, Suite 200, Medford, NJ  08055.

(C)

S. Pikus is a private investor whose business address is disclosed in paragraph (B) above.  Pikus is also an employee and the Chairman of the Board of Directors of the Issuer.

(D)

During the past five years, S. Pikus has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, S. Pikus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

S. Pikus is a citizen of the U.S.A.

Jean Z. Pikus

(A)

Jean Z. Pikus

(B)

The business address of J. Pikus is 352 Stokes Road, Suite 200, Medford, NJ  08055.

(C)

J. Pikus is a private investor whose business address is disclosed in paragraph (B) above.  Pikus is also a Vice President, a Secretary and a Director of the Issuer.

(D)

During the past five years, J. Pikus has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, J. Pikus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

J. Pikus is a citizen of the U.S.A.

The Matthew Zane Pikus Trust, Jack Uris, Trustee

(A)

Jack Uris, Trustee, William Zane Pikus Trust

(B)

The business address of The Matthew Zane Pikus Trust, Jack Uris, Trustee is 3003 B. Lincoln Drive West, Marlton, NJ  08053

(C)

The Matthew Zane Pikus Trust is a private investor whose business address is disclosed in paragraph (B) above.

(D)

During the past five years, neither The Matthew Zane Pikus Trust nor Jack Uris have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, neither The Matthew Zane Pikus Trust nor Jack Uris have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

The Matthew Zane Pikus Trust was formed in New Jersey.

Kevin J. McAndrew

(A)

Kevin J. McAndrew

(B)

The business address of Kevin J. McAndrew is 352 Stokes Road, Suite 200, Medford, NJ  08055

(C)

McAndrew is a private investor whose business address is disclosed in paragraph (B) above.  McAndrew is also the President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director of the Issuer.

(D)

During the past five years, McAndrew has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, McAndrew has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

McAndrew is a citizen of the U.S.A.

Louis Kassen IRA, Louis Kassen Trustee

(A)

Louis Kassen IRA

(B)

The business address of Louis Kassen IRA is c/o F & Company Inc. Cust. for Louis Kassen IRA, 1864 Marlton Pike, Cherry Hill, New Jersey 08003-2029

(C)

Kassen IRA is a private investor whose business address is disclosed in paragraph (B) above.  Kassen is an attorney.

(D)

During the past five years, neither Kassen IRA nor Kassen have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, neither Kassen IRA nor Kassen have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

Kassen is a citizen of the U.S.A.

Richard Zwerlein

(A)

Richard Zwerlein

(B)

The residence address of Zwerlein is 219 Springfield Avenue, Folsom, Pennsylvania 19033.

(C)

Zwerlein is a private investor whose residence address is disclosed in paragraph (B) above.  Zwerlein is retired.

(D)

During the past five years, Zwerlein has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, Zwerlein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

Zwerlein is a citizen of the U.S.A.

Marlene LaMont Levy

(A)

Marlene LaMont Levy

(B)

The residence address of Levy is 12 Callison Lane, Voorhees,  New Jersey  08043

(C)

Levy is a private investor whose residence address is disclosed in paragraph (B) above.  Levy is retired.

(D)

During the past five years, Levy has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, Levy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

Levy is a citizen of the U.S.A.

Alan Manin

(A)

Alan Manin

(B)

The business address of Manin is 352 Stokes Road, Suite 200, Medford, NJ  08055.

(C)

Manin is a private investor whose business address is disclosed in paragraph (B) above.  Manin is also a Director of the Issuer.

(D)

During the past five years, Manin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, Manin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

Manin is a citizen of the U.S.A.

Aaron Alter

(A)

Aaron Alter

(B)

The business address of Alter is 7920 Avenida Diestro, Carlsbad, California  92009.

(C)

Alter is a private investor whose business address is disclosed in paragraph (B) above.  Alter is the President and founder of Aaron's Computer Relief, LLC.

(D)

During the past five years, Alter has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, Alter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

Alter is a citizen of the U.S.A.

Frank A. Cappiello Jr.

(A)

Frank A. Cappiello Jr.

(B)

The business address of Frank A. Cappiello is Greenspring Station, Suite 250, 10751 Lutherville, MD  21093.

(C)

Cappiello is a private investor whose business address is disclosed in paragraph (B) above.  Cappiello is also a Director of the Issuer.

(D)

During the past five years, Cappiello has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, Cappiello has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

Cappiello is a citizen of the U.S.A.

Richard Molinsky

(A)

Richard Molinsky

(B)

The business address of Molinksy is 51 Lords Highway E, Weston, Connecticut  06883.

(C)

Molinsky is a private investor whose business address is disclosed in paragraph (B) above.  Molinsky is a self-employed business consultant.

(D)

Except as described in this paragraph, during the past five years, Molinsky has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.  On February 13, 2002, in an action before the Supreme Court of the State of New York, County of New York (People of New York v. D.H. Blair, et al., Ind. No. 3282/00), Molinsky pled guilty to and was convicted of the charge of Attempt to Commit the Crime of Enterprise Corruption and one count of violating the Martin Act – the New York state general business law – for market manipulation and fraudulent sales practices.  This conviction arose from Molinsky’s activities with a now-defunct broker-dealer, D.H. Blair & Co.

(E)

Except as described in this paragraph, during the past five years, Molinsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.  On May 5, 2003, the Securities and Exchange Commission issued an order (Securities Exchange Act of 1934 Release No. 47797) barring Molinsky, and other former stockbrokers at a now-defunct broker-dealer, D.H. Blair & Co., from associating with any broker or dealer.  Molinsky consented to the issuance of the order, which was based on criminal convictions obtained by the Manhattan District Attorney's Office after an investigation by that office and the Commission staff.  In connection with his plea, Molinsky was sentenced to probation and paid $1,500,000 in restitution to defrauded investors.  In addition, Molinsky was required to perform up to 1,500 hours of community service.

(F)

Molinsky is a citizen of the U.S.A.

Patricia Ann Bednarik

(A)

Patricia Ann Bednarik

(B)

The business address of Bednarik is 532 Baltimore-Annapolis Boulevard, Severna Park, Maryland  21146.

(C)

Bednarik is a private investor whose business address is disclosed in paragraph (B) above.  Bednarik is the President of USC/Canterbury Corp., a wholly owned subsidiary of the Issuer.

(D)

During the past five years, Bednarik has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, Bednarik has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

Bednarik is a citizen of the U.S.A.

Daniel Kenyon

(A)

Daniel Kenyon

(B)

The business address of Kenyon is 200 Lanidex Plaza, Parsippany, NJ  07054.

(C)

Kenyon is a private investor whose business address is disclosed in paragraph (B) above.  Kenyon is also the Corporate Sales Manager of the Issuer.

(D)

During the past five years, Kenyon has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, Kenyon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

Kenyon is a citizen of Canada.

Mathews & Associates, Inc.

(A)

Mathews & Associates, Inc.

(B)

The business address of Mathews & Associates, Inc. is 2549 W. Golf Road, Suite 350, Hoffman Estates, IL  60194.

(C)

Mathews & Associates, Inc is a private investor whose business address is disclosed in paragraph (B) above.  Mathews & Associates, Inc. is a publisher.

(D)

During the past five years, Mathews & Associates, Inc. has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, Mathews & Associates, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(A)

Mathews & Associates, Inc. is a company incorporated in the state of Illinois.

Thomas Spurlock

(A)

Thomas Spurlock

(B)

The business address of Thomas Spurlock is 200 Lanidex Plaza, Parsippany, NJ  07054.

(C)

Spurlock is a private investor whose business address is disclosed in paragraph (B) above.  Spurlock is also the Vice President of Operations - Training Division of the wholly owned subsidiaries of the Issuer.

(D)

During the past five years, Spurlock has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, Spurlock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

Spurlock is a citizen of the U.S.A.

Item 3.

Source and Amount of Funds and Other Consideration

The source and amount of funds or other consideration used, or to be used, by each of S. Pikus, J. Pikus, The Matthew Z. Pikus Trust, McAndrew, Louis Kassen IRA, Zwerlein, Levy, Manin, Alter, Cappiello, Molinsky, Bednarik, Kenyon, Mathews & Associates, Inc., and Spurlock in acquiring beneficial ownership of shares of Common Stock are set forth below.

Stanton M. Pikus

As of December 1, 2001, S. Pikus owned 151,511 shares of Common Stock in his name and 95 shares in the name of S. Pikus and J. Pikus JTWROS which were all cash transactions.  (i) On April 18, 2002 S. Pikus gifted to The Matthew Zane Pikus Trustee 5,952 shares of Common Stock, (ii) on August 21, 2003 Pikus received 39,549 shares of Common Stock in lieu of cash salary, (iii) on February 12, 2004 S. Pikus purchased with cash 25,000 shares of common stock, (iv) on July 7, 2004 S. Pikus retired 28,571 shares of Common Stock to satisfy a promissory note, and (v) on October 14, 2004 S. Pikus transferred 3,913 shares of Common Stock held in his Company 401(k) to his name.

In June 2003 S. Pikus purchased with cash a 7¾% Senior Convertible Promissory Note.  This note is convertible at any time into 100,000 Canterbury restricted Common Stock at $.355 per share.

The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to S. Pikus.

Date Granted	Exercise Price	Options
11/4/99	$16.80	14,286
8/2/00	$21.00	3,572
11/28/00	$19.46	10,715
1/9/01	$10.50	10,715
11/12/01	$4.83	14,286

Jean Z. Pikus

As of December 1, 2001, J. Pikus owned 44,496 shares of Common Stock in her name and 95 shares in the name of S. Pikus and J. Pikus JTWROS which were all purchased with cash. (i) On August 21, 2003 J. Pikus received 24,240 shares of Common Stock in lieu of cash salary, (ii) on July 7, 2004 J. Pikus retired 14,286 of Common stock to satisfy a promissory note.

The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to J. Pikus.

Date Granted	Exercise Price	Options
11/4/99	$16.80	6,429
8/2/00	$21.00	2,143
11/28/00	$19.46	3,572
1/9/01	$10.50	3,572
11/12/01	$4.83	8,572

The Matthew Zane Pikus Trust, Jack Uris, Trustee

As of December 1, 2001, The Matthew Zane Pikus Trust, Jack Uris, Trustee owned 4,334 shares of Common Stock all purchased with cash. (i) On April 18, 2002 The Matthew Zane Pikus Trust received 5,952 shares of Common Stock as a gift from S. Pikus.

Kevin J. McAndrew

As of December 1, 2001, McAndrew owned 72,806 shares of Common Stock all purchased with cash. (i) On August 21, 2003 McAndrew received 39,549 shares of Common Stock in lieu of cash salary, (ii) on July 7, 2004 McAndrew retired 21,429 shares of Common stock to satisfy a promissory note.

In June 2003 McAndrew purchased with cash a 7¾% Senior Convertible Promissory Note.  This note is convertible at any time into 100,000 Canterbury restricted Common Stock at $.355 per share.

The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to McAndrew.

Date Granted	Exercise Price	Options
11/4/99	$16.80	10,715
8/2/00	$21.00	2,858
11/28/00	$19.46	7,143
1/9/01	$10.50	7,143
11/12/01	$4.83	14,286

Louis Kassen IRA, Louis Kassen Trustee

On December 21, 2001 Kassen purchase 6,696 shares of Common Stock purchased with cash. (i) On September 22, 2003 the Issuer issued 50,000 shares of Common Stock to Kassen for services.  (ii) On September 26, 2003 Kassen sold 4,296 shares of Common Stock. (ii) On February 12, 2004 Kassen sold 50,000 shares of common stock for cash.

In June 2003 Louis Kassen IRA purchased with cash a 7¾% Senior Convertible Promissory Note.  This note is convertible at any time into 100,000 Canterbury restricted Common Stock at $.355 per share.

Richard Zwerlein

As of December 1, 2001, owned 3,699 shares of Common Stock which were all cash transactions.  (i) On December 24, 2001 Zwerlein sold 714 shares of Common Stock, (ii) on February 4, 2003 Zwerlein sold 1,000 shares of Common Stock, and (iii) on October 5, 2004 1,286 shares of Common Stock were transferred to Zwerlein from his daughter, Debra Zwerlein.

In June 2003 Zwerlien purchased with cash a 7¾% Senior Convertible Promissory Note.  This note is convertible at any time into 100,000 Canterbury restricted Common Stock at $.355 per share.

Marlene LaMont Levy

As of December 1, 2001, Ms. Levy had only indirect beneficial ownership of stock in the Company held by her husband, William N. Levy.  (i) On September 27, 2003 Levy became the Executrix of William N. Levy’s estate at which time W. Levy owned 102,714 shares of Common Stock purchase with cash, (ii) on July 7, 2004 Levy retired 14,286 shares of Common Stock to satisfy a promissory note, and (iii) on November 2, 2004 95 shares of Common Stock were transferred to Levy from her son.

In June 2003 Levy purchased with cash a 7¾% Senior Convertible Promissory Note.  This note is convertible at any time into 100,000 Canterbury restricted Common Stock at $.355 per share.

Alan Manin

As of December 1, 2001, Manin owned 18,690 shares of Common Stock in his name and 10,461 shares of Common Stock in the name of Atlantis Family LC, of which Manin is the sole beneficiary.  All of these shares were cash transactions. (i) On July 7, 2004 Manin retired 3,571 of Common Stock to satisfy a promissory note.

In June 2003 Manin purchased with cash a 7¾% Senior Convertible Promissory Note.  This note is convertible at any time into 100,000 Canterbury restricted Common Stock at $.355 per share.

The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to Manin.

Date Granted	Exercise Price	Options
11/4/99	$16.80	2,500
1/11/00	$25.70	1,429
8/2/00	$21.00	715
11/12/01	$4.83	2,858
08/18/03	$.75	10,000

Aaron Alter

As of December 1, 2001, Alter owned 43,922 shares of Common Stock which were all cash transactions.  On February 12, 2004 Alter purchased with cash 25,000 shares of common stock.

In June 2003 Alter purchased with cash a 7¾% Senior Convertible Promissory Note.  This note is convertible at any time into 100,000 Canterbury restricted Common Stock at $.355 per share.

Frank Cappiello

As of December 1, 2001, Cappiello owned 45,953 shares of Common Stock which were all cash transactions.  On July 7, 2004 Cappiello retired 10,714 shares of Common Stock to satisfy a promissory note.

In June 2003 Cappiello purchased with cash a 7¾% Senior Convertible Promissory Note.  This note is convertible at any time into 100,000 Canterbury restricted Common Stock at $.355 per share.

The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to Cappiello.

Date Granted	Exercise Price	Options
11/4/99	$16.80	5,000
8/2/00	$21.00	1,786
11/12/01	$4.83	5,715
08/18/03	$.75	20,000

Richard Molinsky

At various times since December 1, 2001 Molinsky may have owned shares of Common Stock which were purchased and sold for cash.

In June 2003 Maria Molinsky, spouse of Richard Molinsky, purchased with cash a 7¾% Senior Convertible Promissory Note.  This note is convertible at any time into 100,000 Canterbury restricted Common Stock at $.355 per share. Mrs. Molinsky intends to assign the note to her spouse.

Patricia Bednarik

As of December 1, 2001, Bednarik owned 1,429 shares of Common Stock.  On July 7, 2004 Bednarik retired those shares of Common Stock to satisfy a promissory note.

The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to Bednarik.

Date Granted	Exercise Price	Options
1/9/01	$10.50	2,143
11/12/01	$4.83	2,143

Daniel Kenyon

Kenyon has no ownership interest.

Mathews & Associates, Inc.

In June 2003 Mathews & Associates, Inc. purchased with cash a 7¾% Senior Convertible Promissory Note.  This note is convertible at any time into 100,000 Canterbury restricted Common Stock at $.355 per share.

Thomas Spurlock

As of December 1, 2001 Spurlock owned 24 shares of Common Stock.

Item 4.

Purpose of Transaction

As previously reported by the Issuer on November 1, 2004, a group of its shareholders, including members of management, submitted a proposal of merger to the Issuer that would result in the Issuer becoming privately-held.  Under the terms of the proposal, which is non-binding, the shareholder group would pay $0.40 per share in cash for each share of the Issuer’s stock not held by members of the group.  The shareholder group would then be the only owners of the Issuer following the consummation of the transaction.  The proposal is subject to numerous conditions, including the satisfaction of requirements of corporate law and federal securities laws.

The members of the group are S. Pikus, J. Pikus, The Matthew Z. Pikus Trust, McAndrew, Louis Kassen IRA, Zwerlein, Levy, Manin, Alter, Cappiello, Molinsky, Bednarik, Kenyon, Mathews & Associates, Inc. and Spurlock, all of whom are the reporting persons under this Schedule 13D.

Item 5.

Interest in Securities of the Issuer

Stanton M. Pikus

(A)

The aggregate number and percentage of Common Stock beneficially owned by S. Pikus are 339,119 shares and 16.0% of the issued and outstanding shares of Common Stock, respectively.

(B)

With respect to 185,450 shares of Common Stock identified pursuant to paragraph (A) above, S. Pikus has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock.  With respect to 95 shares of Common Stock identified pursuant to paragraph (A) above, S. Pikus and J. Pikus have the power to vote or to direct the vote and the power to dispose or to direct the disposition of such shares of Common Stock.  With respect to 53,574 shares of Common Stock identified pursuant to paragraph (A) above, S. Pikus will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the S. Pikus Option. With respect to 100,000 shares of Common Stock identified pursuant to paragraph (A) above, S. Pikus will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the conversion of the 7¾ Senior Convertible Promissory Note identified pursuant to paragraph (A) above.

(C)

See Item 3 above with respect to S. Pikus.

(D)

Not applicable.

(E)

Not applicable.

Jean Z. Pikus

(A)

The aggregate number and percentage of Common Stock beneficially owned by J. Pikus are 78,833 shares and 4.0% of the issued and outstanding shares of Common Stock, respectively.

(B)

With respect to 54,450 shares of Common Stock identified pursuant to paragraph (A) above, J. Pikus has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock.  With respect to 95 shares of Common Stock identified pursuant to paragraph (A) above, J. Pikus and S. Pikus have the power to vote or to direct the vote and the power to dispose or to direct the disposition of such shares of Common Stock.  With respect to 24,288 shares of Common Stock identified pursuant to paragraph (A) above, J. Pikus will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the J. Pikus Option.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

The Matthew Zane Pikus Trust, Jack Uris, Trustee

(A)

The aggregate number and percentage of Common Stock beneficially owned by The Matthew Zane Pikus Trust are 10,286 shares and 0.5% of the issued and outstanding shares of Common Stock, respectively.

(B)

The Matthew Zane Pikus Trust, Jack Uris, Trustee has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

Kevin J. McAndrew

(A)

The aggregate number and percentage of Common Stock beneficially owned by McAndrew are 233,071 shares and 11.1% of the issued and outstanding shares of Common Stock, respectively.

(B)

With respect to 90,926 shares of Common Stock identified pursuant to paragraph (A) above, McAndrew has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock.  With respect to 42,145 shares of Common Stock identified pursuant to paragraph (A) above, McAndrew will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the McAndrew Option. With respect to 100,000 shares of Common Stock identified pursuant to paragraph (A) above, McAndrew will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the conversion of the 7¾ Senior Convertible Promissory Note identified pursuant to paragraph (A) above.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

Louis Kassen IRA, Louis Kassen Trustee

(A)

The aggregate number and percentage of Common Stock beneficially owned by Louis Kassen IRA are 102,400 shares and 5.0% of the issued and outstanding shares of Common Stock, respectively.

(B)

With respect to 2,400 shares of Common Stock identified pursuant to paragraph (A) above, Kassen IRA has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock.  With respect to 100,000 shares of Common Stock identified pursuant to paragraph (A) above, Kassen IRA will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the conversion of the 7¾ Senior Convertible Promissory Note identified pursuant to paragraph (A) above.

.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

Richard Zwerlein

(A)

The aggregate number and percentage of Common Stock beneficially owned by Zwerlein are 103,271 shares and 5.0% of the issued and outstanding shares of Common Stock, respectively.

(B)

With respect to 100,000 shares of Common Stock identified pursuant to paragraph (A) above, Zwerlein will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the conversion of the 7¾ Senior Convertible Promissory Note identified pursuant to paragraph (A) above.

.

(C)

See Item 3 above with respect to Zwerlein.

(D)

Not applicable.

(E)

Not applicable.

Marlene LaMont Levy

(A)

The aggregate number and percentage of Common Stock beneficially owned by Levy are 188,523 shares and 9.1% of the issued and outstanding shares of Common Stock, respectively.

(B)

With respect to 88,523 shares of Common Stock identified pursuant to paragraph (A) above, Levy has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock.  With respect to 100,000 shares of Common Stock identified pursuant to paragraph (A) above, Levy will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the conversion of the 7¾ Senior Convertible Promissory Note identified pursuant to paragraph (A) above.

.

(C)

See Item 3 above with respect to Levy.

(D)

Not applicable.

(E)

Not applicable.

Alan Manin

(A)

The aggregate number and percentage of Common Stock beneficially owned by Manin are 143,082 shares and 6.9% of the issued and outstanding shares of Common Stock, respectively.

(B)

With respect to 25,580 shares of Common Stock identified pursuant to paragraph (A) above, Manin has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock.  With respect to 17,502 shares of Common Stock identified pursuant to paragraph (A) above, Manin will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Manin Option. With respect to 100,000 shares of Common Stock identified pursuant to paragraph (A) above, Manin will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the conversion of the 7¾ Senior Convertible Promissory Note identified pursuant to paragraph (A) above.

.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

Aaron Alter

(A)

The aggregate number and percentage of Common Stock beneficially owned by Alter are 168,922 shares and 8.2% of the issued and outstanding shares of Common Stock, respectively.

(B)

With respect to 68,922 shares of Common Stock identified pursuant to paragraph (A) above, Alter has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock.  With respect to 100,000 shares of Common Stock identified pursuant to paragraph (A) above, Alter will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the conversion of the 7¾ Senior Convertible Promissory Note identified pursuant to paragraph (A) above.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

Frank Cappiello

(A)

The aggregate number and percentage of Common Stock beneficially owned by Cappiello are 167,740 shares and 8.0% of the issued and outstanding shares of Common Stock, respectively.

(B)

With respect to 35,239 shares of Common Stock identified pursuant to paragraph (A) above, Cappiello has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock.  With respect to 32,501 shares of Common Stock identified pursuant to paragraph

(A) above, Cappiello will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Cappiello Option. With respect to 100,000 shares of Common Stock identified pursuant to paragraph (A) above, Cappiello will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the conversion of the 7¾ Senior Convertible Promissory Note identified pursuant to paragraph (A) above.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

Richard Molinsky

(A)

The aggregate number and percentage of Common Stock beneficially owned by Molinsky are 100,000 shares and 4.8% of the issued and outstanding shares of Common Stock, respectively. These shares of Common Stock are the securities into which a 7¾% Senior Convertible Promissory Note owned by his spouse, Maria Molinsky, are convertible.

(B)

With respect to 100,000 shares of Common Stock identified pursuant to paragraph (A) above, Molinsky will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the conversion of the 7¾ Senior Convertible Promissory Note identified pursuant to paragraph (A) above once they are assigned to him from his spouse, Maria Molinsky.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

Patricia Ann Bednarik

(A)

The aggregate number and percentage of Common Stock beneficially owned by Bednarik are 4,286 shares and 0.2% of the issued and outstanding shares of Common Stock, respectively.

(B)

With respect to 4,286 shares of Common Stock identified pursuant to paragraph (A) above, Bednarik will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of Common Stock upon the exercise of the Bednarik Option.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

Daniel Kenyon

(A)

Not applicable.

(B)

Not applicable.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

Mathews & Associates, Inc.

(A)

The aggregate number and percentage of Common Stock beneficially owned by Mathews & Associates, Inc. are 100,000 shares and 4.8% of the issued and outstanding shares of Common Stock, respectively.

(B)

With respect to 100,000 shares of Common Stock identified pursuant to paragraph (A) above, Mathews & Associates, Inc. will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the conversion of the 7¾ Senior Convertible Promissory Note identified pursuant to paragraph (A) above.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

Thomas Spurlock

(A)

The aggregate number and percentage of Common Stock beneficially owned by Spurlock are 24 shares and 0% of the issued and outstanding shares of Common Stock, respectively.

(B)

Spurlock has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

(C)

Not applicable.

(D)

Not applicable.

(E)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Directors and Officers

Stanton M. Pikus - Chairman of the Board of Directors

Kevin J. McAndrew - President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director

Jean Z. Pikus - Vice President, Secretary and Director

Frank A. Cappiello - Director

Alan B. Manin - Director

Stock Option

The Issuer has one stock option plan, the 1995 Non-Qualified Stock Option Plan.  S. Pikus, J. Pikus, McAndrew, Manin, Cappiello and Bednarik all have stock options which are delineated in Item 3 – Source and Amount of Funds and Other Consideration.

7¾% Senior Convertible Promissory Note

On June 3, 2003 the Board of Directors of the Issuer approved a private placement for the Company in the form of a 7¾% Senior Convertible Promissory Note which was overwhelmingly ratified by 95.21% of the shareholders who voted on the proposal on November 24, 2003.  The net proceeds of this private placement were used for working capital to operate the Company in order to offset the operating cash flow shortfall in the fourth quarter of Fiscal 2002, and the first quarter of Fiscal 2003, and to partially replace the $1,000,000 reduction in the Company’s credit facility by its bank which occurred in the first quarter of Fiscal 2003.  This note is convertible into Canterbury restricted Common Stock at $.355 per share.  The notes, if not converted into restricted Common Stock before then, mature in 36 months and the entire loan amount of $355,000 must be repaid at that time.  The ten convertible note units represent total potential dilution of one million shares if all of the notes are converted into common stock.  Ten units at $35,500 each were sold.  Four units were purchased by affiliates of the Company and six units were purchased by non-affiliates.  This debt is subordinate to all current and future bank debt, but is senior to all other current and future Company indebtedness.

The following individuals purchased the 7¾% Senior Convertible Promissory Note:

•

Stanton M. Pikus

•

Kevin J. McAndrew

•

Louis Kassen IRA, Louis Kassen Trustee

•

Richard Zwerlein

•

Marlene LaMont Levy

•

Alan Manin

•

Aaron Alter

•

Frank Cappiello

•

Richard Molinsky

•

Mathews & Associates, Inc.

Item 7.

Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.

Stanton M. Pikus

Date:  November 8, 2004

/S/ Stanton M. Pikus

            Stanton M. Pikus

Jean Z. Pikus

Date:  November 8, 2004

/S/ Jean Z. Pikus

            Jean Z. Pikus

The Matthew Zane Pikus Trust, Jack Uris, Trustee

Date:  November 8, 2004

/S/ Jack Uris, Trustee

            Jack Uris, Trustee

Kevin J. McAndrew

Date:  November 8, 2004

/S/ Kevin J. McAndrew

            Kevin J. McAndrew

Louis Kassen IRA

Date:  November 8, 2004

/S/ Louis Kassen

            Louis Kassen, Trustee

Richard Zwerlein

Date:  November 8, 2004

/S/ Richard Zwerlein

            Richard Zwerlein

Marlene LaMont Levy

Date:  November 8, 2004

/S/ Marlene LaMont Levy

            Marlene LaMont Levy

Alan Manin

Date:  November 8, 2004

/S/ Alan Manin

            Alan Manin

Aaron Alter

Date:  November 8, 2004

/S/ Aaron Alter

            Aaron Alter

Frank Cappiello

Date:  November 8, 2004

/S/ Frank Cappiello

            Frank Cappiello

Richard Molinsky

Date:  November 8, 2004

/S/ Richard Molinsky

            Richard Molinsky

Patricia Bednarik

Date:  November 8, 2004

/S/ Patricia Bednarik

            Patricia Bednarik

Daniel Kenyon

Date:  November 8, 2004

/S/ Daniel Kenyon

            Daniel Kenyon

Mathews & Associates, Inc.

Date:  November 8, 2004

/S/ William Mathews

            William Mathews, President

Thomas Spurlock

Date:  November 8, 2004

/S/ Thomas Spurlock

            Thomas Spurlock

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).